Russell Exchange Traded Funds Trust
1301 Second Avenue
18th Floor
Seattle, Washington 98101

April 4, 2013

via electronic transmission

Kimberly Browning, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Russell Exchange Traded Funds Trust (CIK No. 0001469030, File Nos. 333-160877, 811-22320); Withdrawal of Post-Effective Amendments to Registration Statement on Form N-1A

Dear Ms. Browning:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), Russell Exchange Traded Funds Trust (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment Nos. 24, 34, 38, 42, 47, 51, 56, 59, 61, 65, 67, 69, 71, 73, 75, 77 and 79 (collectively, the “Amendments”) to the Registrant’s registration statement filed on Form N-1A. PEA No. 24 was filed pursuant to Rule 485(a)(2) on October 20, 2011 for the purpose of establishing the Russell U.S. Large Cap ETF, Russell U.S. Large Cap Growth ETF, Russell U.S. Large Cap Value ETF, Russell U.S. All Cap ETF, Russell U.S. Mid Cap ETF and Russell U.S. Small Cap ETF (collectively, the “Funds”) each as a separate, new series of the Registrant. PEA No. 24 was initially scheduled to become effective on January 3, 2012 and subsequently extended to April 25, 2013 pursuant to the filing of PEA Nos. 34, 38, 42, 47, 51, 56, 59, 61, 65, 67, 69, 71, 73, 75, 77 and 79.

Subsequent to the filing of PEA No. 24 and the successive amendments with the Commission, the Registrant has determined not to commence operations of the Funds. Shares of the Funds have never been offered to the public and PEA No. 24 has not become effective.

Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Funds request that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Amendments.

Please forward a copy of the order consenting to the withdrawal of the Amendments to the undersigned at the Registrant, 1301 Second Avenue, 18th Floor, Seattle, Washington 98101.

If you have any questions, or require anything further regarding the request, please contact the undersigned at 206.505.3544.

                 Very truly yours,

                 Russell Exchange Traded Funds Trust

                 /s/ Jessica Gates
                 Jessica Gates
                 Assistant Secretary

cc:  Mary Beth Rhoden, Esq.
       John V. O’Hanlon, Esq., Dechert LLP